United States securities and exchange commission logo





                    January 8, 2024

       Patrick Hallinan
       Executive Vice President and Chief Financial Officer
       Stanley Black & Decker, Inc.
       1000 Stanley Drive
       New Britain CT 06053

                                                        Re: Stanley Black &
Decker, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            File No. 001-05224

       Dear Patrick Hallinan:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing